Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-151848

September 28, 2010

$525,000,000

HealthSouth Corporation

$275,000,000 7.250% Senior Notes due 2018

$250,000,000 7.750% Senior Notes due 2022

Issuer:	HealthSouth Corporation

Size:	2018 Notes: $275,000,000 2022 Notes: $250,000,000

Maturity:	2018 Notes: October 1, 2018 2022 Notes: September 15, 2022

Coupon:	2018 Notes: 7.250% 2022 Notes: 7.750%

Offering Price:	2018 Notes: 100.000% of face amount 2022 Notes: 100.000% of face amount

Yield to Maturity:	2018 Notes: 7.250% 2022 Notes: 7.750%

Interest Payment Dates:	2018 Notes: April 1, and October 1, commencing April 1, 2011 2022 Notes: March 15, and September 15, commencing March 15, 2011

Equity Clawback:	2018 Notes: Up to 35% at 107.25% until October 1, 2013 2022 Notes: Up to 35% at 107.75% until September 15, 2013

Optional Redemption:	2018 Notes:

	Make-whole call at T+50 basis points to October 1, 2014, then:

	On or after:
	October 1, 2014	103.625%
	October 1, 2015	101.813%
	October 1, 2016	100.000%
	October 1, 2017 and thereafter	100.000%

	Prior to October 1, 2014, during any 12-month period, up to 10% of the 2018 Notes may be redeemed at 103% plus accrued and unpaid interest, if any.

	2022 Notes:

	Make-whole call at T+50 basis points to September 15, 2015, then:

	On or after:
	September 15, 2015	103.875%
	September 15, 2016	102.583%
	September 15, 2017	101.292%
	September 15, 2018 and thereafter	100.000%

	Prior to September 15, 2015, during any 12-month period, up to 10% of the 2022 Notes may be redeemed at 103% plus accrued and unpaid interest, if any.

Underwriting Discount:	2018 Notes: 2.00% 2022 Notes: 2.00%

Net Proceeds to Issuer Before Expenses:	$514,500,000

Trade Date:	September 28, 2010

Settlement:	T+7; October 7, 2010

Denomination:	$2,000, and integral multiples of $1,000 in excess thereof.

CUSIP/ISIN:	2018 Notes:

	CUSIP: 421924BH3 ISIN: US421924BH35

	2022 Notes:
	CUSIP: 421924BJ9 ISIN: US421924BJ90

Ratings*:	B2/B+ (Moody’s/S&P)

Joint Book-Running Managers:	Citigroup Global Markets Inc. Banc of America Securities LLC Barclays Capital Inc. Goldman, Sachs & Co. Morgan Stanley & Co. Incorporated

Co-Managers:	J.P. Morgan Securities LLC RBC Capital Markets Corporation SunTrust Robinson Humphrey, Inc. Wells Fargo Securities, LLC

Additional Information

The following disclosure from the Preliminary Prospectus Supplement, dated September 28, 2010, has been supplemented hereto to reflect the increase in the principal amount of the notes.

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PRO FORMA SENIOR SECURED INDEBTEDNESS: Assuming this offering, the refinancing of our existing revolving credit facility and the repayment of the term loans (using proceeds of this offering, $125.0 million of cash and cash equivalents, and $97.5 million of our proposed new revolving credit facility) had been completed on June 30, 2010, as of that date we would have had $97.5 million of senior secured indebtedness (excluding $96.7 million of capital lease obligations and $52.9 million of letters of credit outstanding under the existing credit agreement that will become letters of credit under our new proposed revolving credit facility and transaction fees). As of June 30, 2010, after giving pro forma effect to this offering, (and the use of the net proceeds from this offering as described under “Use of Proceeds”), the senior indebtedness of the Company and the subsidiary guarantors would have been approximately $1.5 billion, including approximately $194.0 million of secured indebtedness.

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USE OF PROCEEDS: As a result of the increase in the principal amount of the notes, we estimate the net proceeds from this offering will be approximately $513.7 million after deducting underwriting discounts and our estimated expenses related to the offering. We intend to use the net proceeds from this offering to repay a portion of the amounts outstanding under the term loans under our existing credit agreement. We also intend to use a portion of our cash and cash equivalents to repay a portion of the remaining amount outstanding under the term loans after the application of the use of proceeds of this offering.

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CAPITALIZATION: As a result of the increase in the principal amount of the notes offered, the following line items in the “As Adjusted” column of the Capitalization table in the Preliminary Prospectus Supplement will change to the following amounts to reflect the (i) offering of the notes and the use of proceeds therefrom and (ii) the payment of $125.0 million from cash and cash equivalents to repay a portion of the remaining amount outstanding under the term loans.

(in millions)	As of June 30, 2010
As adjusted
Senior secured debt
Terms Loan	$97.5

Senior debt
Notes offered hereby	$525.0

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RATIO OF EARNINGS TO FIXED CHARGES: The pro forma ratio of earnings to fixed charges for the year ended December 31, 2009 and for the six months ended June 30, 2010 is 1.61 and 2.17, respectively, and the pro forma ratio of earnings to combined fixed charges and preferred stock dividends for the year ended December 31, 2009 and for the six months ended June 30, 2010 is 1.33 and 1.78, respectively, each after giving pro forma effect to the estimated impact of incremental interest expense attributable to this offering.

It is expected that delivery of the notes will be made against payment therefore on or about October 7, 2010, which is the seventh business day following the date of pricing of the notes (such settlement cycle being referred to as “T+ 7”). You should note that trading of the notes on the date of pricing or on the succeeding three business days may be affected by the T+7 settlement. Purchasers who wish to trade notes on the date of pricing or the succeeding three business days will be required, by virtue of the fact that the notes initially will settle in T+7, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer or any underwriter will arrange to send you the prospectus if you request it by contacting any of the Joint Book-Running Managers at Citigroup Global Markets Inc., 877-858-5407, Banc of America Securities LLC, 800-294-1322, Barclays Capital Inc., 888-603-5847, Goldman, Sachs & Co., 866-451-2526 and Morgan Stanley & Co. Incorporated, 212-761-6217.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg email or another communication system.

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